                                    FORM T-1
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                        SECTION 305(b)(2)           |__|
                          ___________________________

                             THE BANK OF NEW YORK
              (Exact name of trustee as specified in its charter)

New York                                                13-5160382
(State of incorporation                                 (I.R.S. employer
if not a U.S. national bank)                            identification no.)

One Wall Street, New York, N.Y.                         10286
(Address of principal executive offices)                (Zip code)

                          ___________________________
                                MGM GRAND, INC.
              (Exact name of obligor as specified in its charter)

Delaware                                                88-0215232
(State or other jurisdiction of                         (I.R.S. employer
incorporation or organization)                          identification no.)

3799 Las Vegas Boulevard South
Las Vegas, Nevada                                       89109
                                                        -----
(Address of principal executive offices)                (Zip code)
                                                        ----------
                      __________________________________

           ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS LISTED  BELOW

(Exact Name of Registrant as Specified in its Charter)       (State or Other       (IRS
-----------------------------------------------------        Jurisdiction of       Employee
                                                             Incorporation or      Identification
                                                             Organization)         Number)
                                                             -------------         -------
MGM GRAND HOTEL, INC.                                        Nevada                88-0108587

MGM GRAND MOVIEWORLD, INC.                                  Nevada                  88-0260416
GRAND LAUNDRY, INC.                                         Nevada                  88-0298834
MGM GRAND MONORAIL, INC.                                    Nevada                  88-0303364
MGM DIST., INC.                                             Nevada                  88-0230514
DESTRON, INC.                                               Nevada                  88-0234293
DESTRON MARKETING, INC.                                     Nevada                  88-0330790
MGM GRAND MERCHANDISING, INC.                               Nevada                  88-0339740
MGM ENTERTAINMENT, INC.                                     Nevada                  88-0373099
MGM GRAND ATLANTIC CITY, INC.                               New Jersey              88-0354792
MGM GRAND DEVELOPMENT, INC.                                 Nevada                  88-0368826
NEW YORK-NEW YORK HOTEL AND CASINO, LLC                     Nevada                  88-0329896
THE PRIMADONNA COMPANY, LLC                                 Nevada                  88-0430016
PRMA, LLC                                                   Nevada                  88-0430017
NEW PRMA LAS VEGAS, INC.                                    Nevada                  88-0430015
MGMGMR ACQUISITION, INC.                                    Nevada                  94-3357364
MGM ACQUISITION CO. #1                                      Nevada                 88-045-8839
MGM ACQUISITION CO. #2                                      Nevada                 88-045-8840
MGM ACQUISITION CO. #3                                      Nevada                 88-045-8841
MGM ACQUISITION CO. #4                                      Nevada                 88-045-8842
MGM ACQUISITION CO. #5                                      Nevada                 88-045-8843
MGM ACQUISITION CO. #6                                      Nevada                 88-045-8844
MGM ACQUISITION CO. #7                                      Nevada                 88-045-8845
MGM ACQUISITION CO. #8                                      Nevada                 88-045-8846
MGM ACQUISITION CO. #9                                      Nevada                 88-045-8849
MGM ACQUISITION CO. #10                                     Nevada                 88-045-8850
MGM ACQUISITION CO. #11                                     Nevada                 88-045-8851
MGM ACQUISITION CO. #12                                     Nevada                 88-045-8852
MGM ACQUISITION CO. #13                                     Nevada                 88-045-8853
MGM ACQUISITION CO. #14                                     Nevada                 88-045-8854
MGM ACQUISITION CO. #15                                     Nevada                 88-045-8855
MGM ACQUISITION CO. #16                                     Nevada                 88-045-8856
MGM ACQUISITION CO. #17                                     Nevada                 88-045-8857
MGM ACQUISITION CO. #18                                     Nevada                 88-045-8858
MGM ACQUISITION CO. #19                                     Nevada                 88-045-8859
MGM ACQUISITION CO. #20                                     Nevada                 88-045-8861
MGM ACQUISITION CO. #21                                     Nevada                 Applied For
MGM ACQUISITION CO. #22                                     Nevada                 Applied For
MGM ACQUISITION CO. #23                                     Nevada                 Applied For
MGM ACQUISITION CO. #24                                     Nevada                 Applied For
MGM ACQUISITION CO. #25                                     Nevada                 Applied For
MGM ACQUISITION CO. #26                                     Nevada                 Applied For
MGM ACQUISITION CO. #27                                     Nevada                 Applied For
MGM ACQUISITION CO. #28                                     Nevada                 Applied For
MGM ACQUISITION CO. #29                                     Nevada                 Applied For
MGM ACQUISITION CO. #30                                     Nevada                 Applied For

MGM ACQUISITION CO. #31                                     Nevada              Applied For
MGM ACQUISITION CO. #32                                     Nevada              Applied For
MGM ACQUISITION CO. #33                                     Nevada              Applied For
MGM ACQUISITION CO. #34                                     Nevada              Applied For
MGM ACQUISITION CO. #35                                     Nevada              Applied For
MGM ACQUISITION CO. #36                                     Nevada              Applied For
MGM ACQUISITION CO. #37                                     Nevada              Applied For
MGM ACQUISITION CO. #38                                     Nevada              Applied For
MGM ACQUISITION CO. #39                                     Nevada              Applied For
MGM ACQUISITION CO. #40                                     Nevada              Applied For
MGM ACQUISITION CO. #41                                     Nevada              Applied For
MGM ACQUISITION CO. #42                                     Nevada              Applied For
MGM ACQUISITION CO. #43                                     Nevada              Applied For
MGM ACQUISITION CO. #44                                     Nevada              Applied For
MGM ACQUISITION CO. #45                                     Nevada              Applied For
MGM ACQUISITION CO. #46                                     Nevada              Applied For
MGM ACQUISITION CO. #47                                     Nevada              Applied For
MGM ACQUISITION CO. #48                                     Nevada              Applied For
MGM ACQUISITION CO. #49                                     Nevada              Applied For
MGM ACQUISITION CO. #50                                     Nevada              Applied For
MGM ACQUISITION CO. #51                                     Nevada              Applied For
MGM ACQUISITION CO. #52                                     Nevada              Applied For
MGM ACQUISITION CO. #53                                     Nevada              Applied For
MGM ACQUISITION CO. #54                                     Nevada              Applied For
MGM ACQUISITION CO. #55                                     Nevada              Applied For
MGM ACQUISITION CO. #56                                     Nevada              Applied For
MGM ACQUISITION CO. #57                                     Nevada              Applied For
MGM ACQUISITION CO. #58                                     Nevada              Applied For
MGM ACQUISITION CO. #59                                     Nevada              Applied For
MGM ACQUISITION CO. #60                                     Nevada              Applied For

              --------------------------------------------------

                                Debt Securities
                      (Title of the indenture securities)

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

1.   General information.  Furnish the following information as to the Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

-------------------------------------------------------------------------------
               Name                                         Address
-------------------------------------------------------------------------------
     Superintendent of Banks of the State of    2 Rector Street, New York, N.Y.
     New York                                   10006, and Albany, N.Y. 12203

     Federal Reserve Bank of New York           33 Liberty Plaza, New York, N.Y.
                                                10045

     Federal Deposit Insurance Corporation      Washington, D.C.  20429

     New York Clearing House Association        New York, New York   10005

     (b)  Whether it is authorized to exercise corporate trust powers.

     Yes.

2.   Affiliations with Obligor.

     If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

16.  List of Exhibits.

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

     1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

     4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

     6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

     7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                   SIGNATURE

     Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 9th day of May, 2000.

                                 THE BANK OF NEW YORK

                                 By:   /s/ MARY LAGUMINA
                                       ----------------------------
                                    Name: MARY LAGUMINA
                                    Title: ASSISTANT VICE PRESIDENT

--------------------------------------------------------------------------------
                      Consolidated Report of Condition of

                              THE BANK OF NEW YORK

                    of One Wall Street, New York, N.Y. 10286
                     And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business December 31, 1999, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                                           Dollar Amounts
ASSETS                                                                       In Thousands
Cash and balances due from depository
 institutions:
 Noninterest-bearing balances and currency and
  coin................................................                        $ 3,247,576
 Interest-bearing balances............................                          6,207,543
Securities:
 Held-to-maturity securities..........................                            827,248
 Available-for-sale securities........................                          5,092,464
Federal funds sold and Securities purchased
 under agreements to resell...........................                          5,306,926
Loans and lease financing receivables:
 Loans and leases, net of unearned
  income..............................................                         37,734,000
 LESS: Allowance for loan and
  lease losses........................................                            575,224
 LESS: Allocated transfer risk
  reserve.............................................                             13,278
 Loans and leases, net of unearned income,
  allowance, and reserve..............................                         37,145,498
Trading Assets........................................                          8,573,870
Premises and fixed assets (including capitalized
 leases)..............................................                            723,214
Other real estate owned...............................                             10,962
Investments in unconsolidated subsidiaries and
 associated companies.................................                            215,006
Customers' liability to this bank on acceptances
 outstanding..........................................                            682,590
Intangible assets.....................................                          1,219,736
Other assets..........................................                          2,542,157
                                                                              -----------
Total assets..........................................                        $71,794,790
                                                                              ===========


LIABILITIES
Deposits:
 In domestic offices....................................                      $27,551,017
 Noninterest-bearing....................................                       11,354,172
 Interest-bearing.......................................                       16,196,845
 In foreign offices, Edge and Agreement
  subsidiaries, and IBFs................................                       27,950,004
 Noninterest-bearing....................................                          639,410
 Interest-bearing.......................................                       27,310,594
Federal funds purchased and Securities sold
 under agreements to repurchase.........................                        1,349,708
Demand notes issued to the U.S.Treasury.................                          300,000
Trading liabilities.....................................                        2,339,554
Other borrowed money:
 With remaining maturity of one year or less............                          638,106
 With remaining maturity of more than one year
  through three years...................................                              449
 With remaining maturity of more than three years.......                           31,080
Bank's liability on acceptances executed and
 outstanding............................................                          684,185
Subordinated notes and debentures.......................                        1,552,000
Other liabilities.......................................                        3,704,252
                                                                              -----------
Total liabilities.......................................                       66,100,355
                                                                              ===========

EQUITY CAPITAL
Common stock............................................                        1,135,284
Surplus.................................................                          866,947
Undivided profits and capital reserves..................                        3,765,900
Net unrealized holding gains (losses) on
 available-for-sale securities..........................                          (44,599)
Cumulative foreign currency translation
 adjustments............................................                          (29,097)
                                                                              -----------
Total equity capital....................................                        5,694,435
                                                                              -----------
Total liabilities and equity capital....................                      $71,794,790
                                                                              ===========

     I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true to the best of my knowledge and belief.

                                                                Thomas J. Mastro

     We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the Board of Governors of the Federal Reserve System and is true and correct.

                      ___
Thomas A. Renyi          |                              Directors
Alan R. Griffith         |
Gerald L. Hassell        |
                      ___|